VIA EDGAR AND FACSIMILE                                                                                                                                                                                             September 25, 2007

Mr. Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re: Elbit Medical Imaging Ltd.
File No.000-28996
Form 20-F for the Fiscal Year Ended December 31, 2006

Dear Mr. Woody,

We are writing in response to the comments of the Staff of the Division of Corporation Finance ("the Staff") of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated August 13, 2007 regarding the Annual Report on Form 20-F of Elbit Medical Imaging Ltd. (the "Company" or "we"), filed on July 2, 2007 ("Form 20-F").

For reference purposes, the text of your letter dated August 13, 2007 has been reproduced herein with each comment followed by the Company's response.

Form 20-F for the year ended December 31, 2006

Consolidated  Financial Statements

Note 14-Long-Term Liabilities

1.
We note that your subsidiary, Insightec, issued convertible debentures in 2004 and 2006. Furthermore, based on the formula used to calculate the conversion price of the debt, it appears that the maximum number of shares required to fully settle the conversion feature may be indeterminate. Explain to us how you have applied the guidance in SFAS 133 and paragraph 20 of EITF 00-19 in determining that it would not be necessary bifurcate the conversion feature from the host instrument for purposes of applying US GAAP. In your response, tell us whether the holders of the notes currently have the option to convert the debt into shares of Insightec.

We evaluated the terms of the embedded conversion option in the convertible debentures issued by Insightec and the appropriate accounting as follows:

(a) We analyzed whether the embedded option would meet all of the characteristics for a derivative instrument as described in paragraph 6 -9 of FASB 133 such as to require bifurcation of the derivative. We concluded that the embedded conversion option does not meet all of the characteristics of derivative instrument in accordance with those paragraphs, specifically the requirement for net settlement. The terms of the convertible debentures do not require or permit net settlement to the holders of the convertible debentures. This conclusion is based on the fact that: (i) Insightec is a nonpublic company and its shares are not considered to be readily convertible to cash; and (ii) the holders of the convertible debentures do not have an option to settle the embedded conversion option in cash, except in certain circumstances that are contingent upon a change in control, as mentioned in note 14G to the financial statements. Based on the requirements of DIG

Issue A18, an ongoing evaluation of the embedded derivative will be conducted, and until the contingency is resolved (i.e., a change in control event occurs), the net settlement criteria is not met.

Therefore, the embedded conversion option has not been bifurcated from the host instruments for purposes of applying SFAS 133.

(b) Although based on an analysis of EITF 00-19 (the convertible debentures issued by Insightec are not considered "conventional convertible debt" according to EITF 05-2. Therefore the requirements of paragraphs 12-32 of EITF 00-19 relating the conditions necessary for equity classification are applicable), the embedded conversion option may not be classified in equity, at this stage, no further examination is required, according to EITF 00-19, since EITF 00-19( paragraphs 3-4) applies only to freestanding derivatives and for evaluating the scope exclusion in paragraph 11(a) of SFAS 133 of an embedded derivative that meets all the criteria for separation from the host contract.

Please note that, in accordance with the agreement and as described in Note 14G to the consolidated financial statements, the holders can convert the convertible notes (or any part thereof) into ordinary shares of Insightec at any time on or after the date of their issuance.

Note 25 –Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Consolidated Financial Statements

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements

1. Statements of operations

2.
Explain to us why you have not classified the operations of commercial centers sold during the year (including the related gain) nor the operations of your trading properties as discontinued operations for purposes of reconciling your Statement of Operations for the year ended December 31, 2006 to U.S. GAAP. Reference is made to SFAS 144. Additionally, tell us how you determined it would be appropriate to classify acquisition and/or construction costs related to trading properties within cash flow from operating activities for U.S. GAAP.

We distinguish between two separate groups of real estate assets: (i) real estate assets for self use (mainly hotels) which are classified as fixed assets and are considered operational assets; and (ii) real estate assets that are being constructed or developed for future sale (mainly commercial centers) and which are classified as trading property (inventories) within the current assets. The Company's goal is to sell type (ii) assets to third parties as soon as possible after completion of construction- and hence such assets generally do not generate material operational activities before sale.

Therefore, we believe that real estate assets which are classified as trading property do not meet the criteria for "component of an entity" in accordance with paragraph 41 of FASB 144, since such real estate assets do not comprise operations and cash flow which can clearly be distinguished operationally and for financial reporting purposes. As a result, we did not classify the operations of the commercial centers sold during the year (mainly revenues and costs from the sale itself) as discontinued operations.

In response to your question in respect of the cash flow classification of trading property acquisition and/or construction we would like to explain as follows:

Paragraph 24 of SFAS 95 and paragraphs 24-26 in appendix A of SFAS 102: Background Information and Basis for Conclusions, recognize the fact that certain cash receipts and payments may have more than one class of cash flow and that the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flow for the item.

Paragraph 25 of appendix A of SFAS 102 addresses the fact that the definition of operating and investing activities in SFAS 95 provide flexibility for the appropriate classification of cash receipts and payments for assets that are generally productive assets but in certain cases may be inventory. If the real estate asset is considered as inventory the cash payment to purchase such real estate asset would be classified as operating cash flow because the real estate is acquired specifically for sale and it is similar to inventory in other businesses.

As we mentioned above, some of our real estate assets are considered as trading property (inventories) and are constructed for the purpose of the sale thereof and not for the purpose of operating them. Therefore, we believe it would be appropriate to classify the cash flow from the acquisitions and/or construction costs of such assets, and the consideration received from the sale of such assets, within cash flow from operating activities according to Israeli and U.S. GAAP.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-6086024 or our Chief Controller Doron Moshe at +972-3-6086045

We thank you in advance for your assistance

Sincerely,

/s/ Dudi Machluf
Dudi Machluf
Chief Financial Officer